Matthew L. Thompson Partner matthew.thompson@FaegreBD.com Direct +1 612 766 6854	Faegre Baker Daniels LLP 2200 Wells Fargo Center ▼ 90 South Seventh Street Minneapolis ▼ Minnesota 55402-3901 Phone +1 612 766 7000 Fax +1 612 766 1600

April 11, 2014

Via EDGAR System

Mr. Dominic Minore

Senior Counsel

Office of Disclosure and Review

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Re:	Whitebox Mutual Funds (File Nos. 333-175116 and 811-22574)

Dear Mr. Minore:

On behalf of our client, Whitebox Mutual Funds, a Delaware statutory trust (the “Trust”), thank you for your review and your comments regarding Post-Effective Amendment No. 9 (“Amendment No. 9”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) that was filed with the Securities and Exchange Commission on February 10, 2014. This letter sets forth our understanding of each of the comments you provided during our telephone conference call on March 31, 2014 (in bold italics), and following each comment is the Trust’s response (in regular type). As previously disclosed, the Trust is amending the Registration Statement in connection with its establishment of a new series, now called the Whitebox Tactical Income Fund (the “Fund”).

We also transmit herewith Post-Effective Amendment No. 10 (“Amendment No. 10”) to the Registration Statement via EDGAR for filing pursuant to Rule 485(b) of the Securities Act of 1933. Amendment No. 10 reflects changes in response to your comments and other final edits. The Trust has designated on the facing sheet of Amendment No. 10 that it become effective on April 28, 2014. Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by Amendment No. 10, Amendment No. 10 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b).

Unless otherwise indicated, page numbers set forth below in the summary of your comments relate to Amendment No. 9, and page numbers set forth below in the Trust’s responses relate to the Amendment No. 10.

U.S. Securities and Exchange Commission

April 11, 2014

Prospectus—Summary Information—Fees and Expenses

1.	Update the fee table to (a) include the subtotal of all “Other Expenses,” (b) offset the amounts for the line items comprising “Other Expenses” slightly to the left and (c) include “Acquired Fund Fees and Expenses” as its own line item directly above “Total annual fund operating expenses” (rather than as a component of Other Expenses). See Instruction 3(f)(i) of Item 3 of Form N-1A.

Response: In response to the Staff’s comment, the fee table has been revised accordingly on page 3 of Amendment No. 10.

2.	Disclose in a footnote to the table that “Acquired Fund Fees and Expenses” and “Other Expenses” are based on estimated amounts for the current fiscal year. See Instruction 3(f)(vi) of Item 3 of Form N-1A.

Response: In response to the Staff’s comment, an appropriate footnote has been added to the fee table on page 3 of Amendment No. 10.

3.	Footnote 1 to the fee table (relating to dividend and interest expense on short sales) should be moved from the summary information section to elsewhere in the Registration Statement. In addition, remove or revise the last sentence of the disclosure (describing additional expenses relating to short sales) to clarify that such expenses would nonetheless be included in the fee table.

Response: In response to the Staff’s comment, this footnote has been removed from the summary information section. Similar disclosure, without the unclear reference to additional expenses, is included in the Statement of Additional Information, on page B-6 of Amendment No. 10.

4.	Footnote 2 to the fee table indicates that the fee waiver is subject to early termination by the Board of Trustees. Please confirm whether the Board of Trustees anticipates terminating the fee waiver in the next twelve months.

Response: The Trust supplementally advises the Staff that the Board of Trustees does not anticipate terminating the fee waiver during the twelve months following the effective date of Amendment No. 10.

U.S. Securities and Exchange Commission

April 11, 2014

Prospectus—Summary Information—Principal Investment Strategies

5.	Confirm whether securities of foreign (as opposed to U.S.) governments, government agencies and private issuers will be among the Fund’s principal investment strategies, and either remove the statement to that effect on page 4 or include appropriate corollary risk disclosures.

Response: The Trust supplementally advises the Staff that investments in such foreign securities are among the Fund’s principal investment strategies as indicated. Accordingly, pages 4, 9, 11, B-3 and B-19 of Amendment No. 10 have been revised accordingly.

6.	Amendment No. 9 indicates on page 4 that “the Fund’s portfolio may be concentrated in a limited number of such asset classes.” Because “concentration” has a specific meaning for investment companies, revise to state the fund’s portfolio may be “invested” or “focused” in a limited number of such asset classes.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 4, 11 and B-3 of Amendment No. 10 to state the fund’s portfolio may be “focused” rather than “concentrated.”

7.	The principal investment strategies include investments in securities of “private issuers.” State whether the Fund may invest in issuers across all sectors and industries, and in issuers of any market capitalization. Also state the types of private issuers in which the Fund may invest (for example, general partnerships, limited partnerships, and master limited partnerships). State whether the Fund is constrained by any particular asset class (e.g., equity securities, preferred securities, loans).

Response: In response to the Staff’s comment, the disclosure has been revised on pages 4, 11 and B-3 of Amendment No. 10 to confirm that the Fund is not constrained with regard these characteristics.

8.	Disclose the expected average duration of fixed income securities held by the Fund. Explain the difference between duration and maturity and describe how a shift in market interest rates could affect the portfolio in relation to duration.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 4, 12 and B-4 to disclose the Fund’s expected average duration (negative 3 years to positive 10 years) and to include a description of duration generally (including as it relates to maturity and how a shift in market interest rates could affect the portfolio).

U.S. Securities and Exchange Commission

April 11, 2014

9.	Confirm whether interest only, principal only, or residual classes of mortgage backed issuers will be included among the Fund’s principal investment strategies and, if so, include appropriate separate disclosure of the risks associated with these securities.

Response: The Fund supplementally advises the Staff that the Fund may pursue such investments among its principal strategies. The disclosure has been updated on pages 4, 8, 9, 12 and B-4 of Amendment No. 10 to describe this strategy and attendant risks.

10.	Confirm whether the Fund will invest in CDOs without limit and, if so, include appropriate disclosure in the principal strategies discussion.

Response: The Fund supplementally advises the Staff that the Fund may pursue such investments among its principal strategies. The disclosure has been revised on pages 4, 12 and B-4 of Amendment No. 10 to reflect that the Fund may invest without limitation in CDOs.

11.	The disclosure on page 4 regarding investments in “junk bonds” suggests that securities rated “Caa” or better may be “in or near default.” Confirm that this is an accurate statement or revise as needed. In addition, revise the last sentence to clarify that issuers of any junk bonds (and not just those rated as Caa or in or near default) may not have the financial capacity to meet their obligations to pay principal and interest.

Response: The Trust supplementally confirms that, based upon ratings criteria provided by Moody’s and others, it may be possible for securities rated Caa or better to be in or near default. In response to the Staff’s comment, the last sentence of the paragraph discussing junk bonds has been revised on page 5, 12 and B-4 to clarify that issuers of any junk bonds (and not just those rated as Caa or in or near default) may not have the financial capacity to meet their obligations to pay principal and interest.

12.	The Fund’s principal investment strategies include “swaps” but principal risk disclosure is included only for credit default swaps. Revise appropriately.

Response: The Trust supplementally advises the Staff that the risks associated with swaps (other than those specific, additional risks applicable to credit default swaps) are described in the prospectus as part of the “Derivatives Risk” on pages 6–7. In addition, in response to the Staff’s comments, additional risk disclosure relating specifically to the credit risk associated with swaps and other derivatives has been added under “Counterparty Credit Risk” on page 6.

13.	Briefly discuss the Fund’s “sell” strategy (i.e., how the Fund’s portfolio managers will determine whether to sell an investment).

Response: In response to the Staff’s comment, Amendment No. 10 has been revised to include the Fund’s “sell” strategy on pages 5, 12 and B-4.

U.S. Securities and Exchange Commission

April 11, 2014

Prospectus—Summary Information—Principal Risk Factors

14.	Consider including abbreviated risk factors in the summary information section in response to Item 4 (on page 5), with more fulsome disclosure of the principal risks in response to Item 9 (on page 12).

Response: In response to the Staff’s comment, Amendment No. 10 reflects revisions on the disclosure of the principal risks on pages 5 and 13 to clarify that the risk factors set forth in the summary information section are the description of the principal risks of the Fund and not merely a summary. As discussed on our March 31 conference call, the Trust believes that the disclosure on page 5 is a concise and plain English disclosure of the principal risk factors sufficient to serve both as a summary and the full statement of the principal risk factors.

15.	With respect to credit default swaps (or swaps generally, if they are included in the Fund’s investment strategies), expand the strategy or risk factor discussion to include a discussion relating to the creditworthiness of counterparties and any limits on the Fund’s exposure to any one counterparty or group of counterparties.

Response: In response to the Staff’s comment, Amendment No. 10 has been revised to include a discussion of counterparty risk on page 6.

16.	Include appropriate risk factor disclosures regarding the likely insufficiency of collateral supporting certain securities, especially relating to asset-backed securities and securities that may be backed only by collateral (such as credit card receivables) that may be of illusory value.

Response: In response to the Staff’s comment, additional disclosure has been added on page 8 of Amendment No. 10.

17.	Expand the risk factor disclosure relating to real estate related securities risk to (a) disclose that the Fund’s shareholders will bear a proportionate share of fees and expenses of any REIT investments held by the Fund and that such fees and expenses do not appear in the Fund’s fee and expense tables, (b) include appropriate disclosures if the Fund will invest in mortgage REITs and hybrid REITs and (c) drill down on the types of mortgages that may be included (particularly whether subprime, negative amortization or other exotic or risky mortgages).

Response: In response to the Staff’s comment, additional disclosure has been added on page 9 of Amendment No. 10.

18.	Expand the risk factor disclosure relating to short sales to disclose that such “naked” short selling exposes the Fund to potentially unlimited losses.

Response: In response to the Staff’s comment, additional disclosure has been added on page 10 of Amendment No. 10.

U.S. Securities and Exchange Commission

April 11, 2014

Prospectus—Summary Information—Investment Adviser

19.	Move the second sentence of the Investment Adviser section from the summary information section to elsewhere in the Registration Statement.

Response: In response to the Staff’s comment, the second sentence has been removed from the summary information section. Corresponding disclosure, which was already included outside of the summary information section, has been retained on page 15 of Amendment No. 10.

Prospectus—Summary Information—Portfolio Managers

20.	Consider stating the tenure of the portfolio managers in relation to the Fund rather than the Fund’s investment adviser.

Response: In response to the Staff’s comment, page 10 of Draft Amendment No. 10 merely states that the portfolio managers have served the Fund since its inception.

Prospectus—Summary Information—Tax Information

21.	Revise the “Tax Information” disclosure on page 9 to more closely track the language used in Item 7 of Form N-1A.

Response: In response to the Staff’s comment, the Trust has revised the disclosure on page 11 to track the language used in Item 7 of Form N-1A.

Prospectus—Investment Objectives and Strategies—Non-Principal Strategies

22.	The disclosure relating to foreign securities implies that a 10% limitation applies to foreign securities denominated in non-U.S. currencies. Clarify whether any limit applies to foreign securities denominated in U.S. dollars.

Response: The Trust supplementally advises the Staff that, upon further consideration, the Fund’s principal investment strategies may include foreign securities, regardless of currency denomination, without limitation. In response to the Staff’s comments, the Trust has revised the disclosure accordingly on pages 4, 9, 11, 13, B-3 and B-19.

23.	Confirm whether investments in other investment companies (including ETFs) will be a non-principal or principal investment strategy and revise disclosure if needed.

Response: The Trust supplementally advises the Staff that investment in other investment companies are a non-principal investment strategy of the Fund, as suggested by the existing disclosure on pages 13 and 14 of Amendment No. 10. The fee and expense table on page 3 and the accompanying estimates on page 4 have been revised to reflect reduced Acquired Fund Fees and Expenses.

U.S. Securities and Exchange Commission

April 11, 2014

24.	Confirm whether investments in emerging markets will be a non-principal or principal investment strategy and revise disclosure if needed.

Response: The Trust supplementally advises the Staff that investment in emerging markets is a non-principal investment strategy.

Statement of Additional Information—Non-Principal Investments, Practices and Risks

25.	Revise the disclosure relating to “Loans of Portfolio Securities” to disclose the limitations imposed by the State Street Bank and Trust Company no action letters and progeny. In addition, disclose that the costs of securities lending is not reflected in the fees and expenses included in the Fund’s fee table presentation. Confirm that income sharing is limited to what is described (e.g., brokers may receive a proportion of income earned) and consider additional detail on such arrangements.

Response: In response to the Staff’s comment, the Trust has revised the disclosure on page B-24 accordingly.

26.	Clarify that the sentence on page B-26 describing repurchase agreements maturing in more than seven days relates to the limitations on illiquid securities.

Response: In response to the Staff’s comment, the Trust has revised the disclosure on page B-26 accordingly.

Registration Statement—Signature Page

27.	Include a separate signature block for the Trust’s principal executive officer in his capacity as such, in addition to his signature on behalf of the Trust.

Response: In response to the Staff’s comment, page C-4 of Amendment No. 10 includes a separate signature block for the Trust’s principal executive officer.

* * *

In accordance with the SEC’s position announced in its press release dated June 24, 2004, the Trust, as registrant, acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC and that it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Trust, as registrant, further acknowledges that SEC staff comments or changes to disclosures in response to SEC staff comments in a filing reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filing.

U.S. Securities and Exchange Commission

April 11, 2014

Please direct any further comments or questions to the undersigned at the telephone number or email address listed above.

Very truly yours,

/s/ Matthew L. Thompson

Matthew L. Thompson

cc:	Peter D. Fetzer, Foley & Lardner
Mark M. Strefling, Whitebox Advisors LLC